Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
April 14, 2015
Credit Suisse – Capped Knock-Out Notes due May 4, 2016 Linked to the Common Shares of Valeant Pharmaceuticals International, Inc

Note Terms

Issuer:* Credit Suisse AG ("Credit Suisse"), acting through one of its branches

Pricing Date: Expected to be April 17, 2015.

Settlement Date: Expected to be April 22, 2015.

Reference Shares: The common shares of Valeant Pharmaceuticals International, Inc. (the "Reference Share Issuer") (Ticker: VRX UN <Equity>)

Payment at Maturity: A cash payment at maturity per $1000 principal amount of notes equal to $1000 + the product of $1000 and:

- **if a Knock-Out Event has not occurred** and:
  - the Underlying Return is equal to or less than zero, zero; and
  - the Underlying Return is greater than zero, the lesser of (a) the Maximum Return and (b) Underlying Return.
- **if a Knock-Out event has occurred**, the Underlying Return.

If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity.

Maximum Return: Expected to be 28% (to be determined on the Pricing Date)

Knock-Out Event: If the Final Share Price is less than the Initial Share Price by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount: Expected to be 30%

Underlying Return: (Final Share Price – Initial Share Price) / Initial Share Price

Final Share Price: The arithmetic average of the closing prices of the Reference Shares on each of the five Valuation Dates.

Valuation Dates:† April 25, 2016, April 26, 2016, April 27, 2016, April 28, 2016 and April 29, 2016 (each a "Valuation Date" and April 29, 2016, the "Final Valuation Date")

Maturity Date:† May 4, 2016

Fees: J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Characteristics

- If a Knock-Out Event does not occur, at maturity investors will be entitled to receive the principal amount of their notes and will have the opportunity to participate in the appreciation of the Reference Shares, if any, subject to the Maximum Return. Any payment on the notes is subject to our ability to pay our obligations as they become due.
- If a Knock-Out Event occurs, investors will be fully exposed to the depreciation of the Reference Shares. **You could lose your entire investment.**

Product Risks

- Investment may result in a loss of up to 100% of your investment. If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% decline in the Final Share Price as compared to the Initial Share Price.
- The notes do not pay interest.

(continued on the next page)

Hypothetical Payment at Maturity***

Underlying Return	Return on the Notes	Payment at Maturity
70.00%	28.00%	$1,280.00
60.00%	28.00%	$1,280.00
50.00%	28.00%	$1,280.00
40.00%	28.00%	$1,280.00
30.00%	28.00%	$1,280.00
28.00%	28.00%	$1,280.00
20.00%	20.00%	$1,200.00
10.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-30.00%	-0.00%	$1,000.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-70.00%	-70.00%	$300.00

*** The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Reference Shares, assuming a Maximum Return of 28% and a Knock-Out Buffer Amount of 30%, each to be determined on the Pricing Date. The hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the Final Share Price and on whether a Knock-Out Event occurs. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the above table and examples have been rounded for ease of analysis.

J.P. Morgan
Placement Agent

* Credit Suisse may act through its Nassau Branch or its London Branch.

** In the event that the closing price of the Reference Shares is not available on the Pricing Date, the Initial Share Price will be determined on the immediately following trading day on which a closing price is available.

† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•
Although the return on the notes will be based on the performance of the Reference Shares, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

•
If the Final Level is greater than the Initial Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Underlying, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Pricing Date and will not be less than 28%. Accordingly, the maximum amount payable at maturity is expected to be $1,280 per $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•
Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Reference Shares from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Reference Shares, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Share Price, especially if there is a significant increase in the closing price of the Reference Shares on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Reference Shares, if any, between the Pricing Date and the Final Valuation Date.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•
Credit Suisse currently anticipates that the value of the notes on the trade date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.

•
We are not affiliated with the Reference Share Issuer. We assume no responsibility for the adequacy of the information about the Reference Share Issuer contained in the applicable pricing supplement. You should make your own investigation into the Reference Shares and the Reference Share Issuer. We are not responsible for the Reference Share Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•
While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Shares or instruments related to the Reference Shares. We or our affiliates may also trade in the Reference Shares or instruments related to the Reference Shares from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•
As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so.

Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.  We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Share Issuer and these reports may or may not recommend that investors buy or hold the Reference Shares. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Share Issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•
The value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including whether the Final Share Price has decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount; the actual and expected volatility of the Reference Shares, the time to maturity of the notes, the dividend rate on the Reference Shares, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, events affecting companies engaged in the pharmaceutical and medical device industries, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Shares, and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•
Your return on the notes will not reflect the return you would realize if you actually owned the Reference Shares. The return on your investment, which is based on the percentage change in the Reference Shares, is not the same as the total return based on a purchase of the Reference Shares.

•
As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Reference Shares. In addition, the Reference Share Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Shares, and therefore, the value of the notes.

•
The calculation agent will make anti-dilution adjustments for certain events affecting the Reference Shares. However, an adjustment will not be required in response to all events that could affect the Reference Shares. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Information

Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 14, 2015, Product Supplement No. JPM-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315002948/dp55277_424b2-j462.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.